PRESS RELEASE

Loncor Announces Closing of Resolute Mining Transactions

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – June 26, 2018 – Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN") is pleased to announce that the private placement and share swap transactions (the “Transactions”) with Resolute Mining Limited (“Resolute”) as previously announced by Loncor in its April 3, 2018, May 16, 2018 and June 19, 2018 press releases, have been completed today pursuant to the definitive agreements (“Definitive Agreements”) signed today between the parties. The disinterested shareholders of the Company approved the Transactions at the special meeting of shareholders of the Company held on May 22, 2018.

Pursuant to the private placement Transaction, the Company issued 26,000,000 common shares to Resolute at a price of Cdn$0.10 per share for gross proceeds of Cdn$2,600,000 (the “Resolute Placement”). Pursuant to the share swap Transaction, Resolute purchased 25,000,000 common shares of Loncor held by Mr. Arnold Kondrat (“Kondrat”) (who is Chief Executive Officer, President and a director of Loncor) in exchange for the future issuance on or before July 16, 2018 by Resolute to Kondrat of Cdn$2,500,000 worth of Resolute ordinary shares (capped at a maximum of 3,000,000 Resolute shares) (the “Share Exchange”). On closing of the Transactions, an advisory fee of Cdn$138,500 has been paid to Arlington Group Asset Management Limited of London, UK.

As previously announced by the Company on June 19, 2018, Loncor, (a) acquired a 100% interest in two DRC companies (the “DRC Companies”) holding exploration permits covering ground in the Ngayu gold belt, thereby increasing Loncor’s holdings in the Ngayu gold belt from 960 square kilometres to 1,696 square kilometres, and (b) completed a non-brokered private placement of 1,700,000 common shares of the Company at a price of Cdn$0.10 per share for gross proceeds of Cdn$170,000 (the “Additional Placement”). Kondrat purchased 700,000 of the shares issued under the Additional Placement.

The proceeds from the Resolute Placement and the Additional Placement are planned to be used by the Company to fund the exploration and development of gold exploration properties of Loncor in the Democratic Republic of the Congo (the “DRC”) and for general corporate purposes. Pursuant to the terms of the Definitive Agreements, Resolute has agreed to collaborate with Loncor on the identification and development of ore bodies in the DRC and seek to maximize shareholder value.

Pursuant to the Transactions, Resolute (address: Level 2, Australia Place, 15-17 William Street, Perth, Western Australia, Australia, 6000), has become the owner of 51,000,000 common shares of Loncor representing approximately 27.22% of the outstanding common shares of Loncor. For the purposes of National Instrument 62-103 early warning reporting, the common shares were acquired pursuant to the terms of the Transactions and are held for investment purposes and Resolute may, from time to time, acquire additional securities of the Company or dispose of such securities as it may deem appropriate. A copy of the applicable early warning report of Resolute will be filed under the Company’s profile on SEDAR at www.sedar.com.

To the extent that the share acquisition by Resolute from Kondrat pursuant to the Share Exchange may constitute a take-over bid within the meaning of applicable Canadian securities laws, the acquisition qualifies for the private agreement exemption set out in section 4.2 of National Instrument 62-104, as the acquisition of shares from Kondrat is a purchase from one person and the value of the consideration paid for the shares is not greater than 115% of the market price of the securities as of the relevant date.

In addition to the foregoing, pursuant to the Definitive Agreements, (i) for as long as Resolute holds at least 20% of the Company’s issued and outstanding shares, Resolute will be entitled to designate a nominee to serve on the Company’s Board of Directors, and (ii) subject to the rules of the Toronto Stock Exchange, Resolute has been granted a pre-emptive right to maintain its pro rata equity ownership interest in Loncor following the completion by Loncor of any proposed equity offering.

As a result of the Share Exchange, Kondrat (address for Kondrat and Loncor: Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada), now owns 50,000,818 common shares of Loncor representing approximately 26.68% of the outstanding common shares of Loncor. In addition, Kondrat also holds 500,000 stock options of Loncor. Assuming exercise of such stock options by Kondrat and without taking into account the exercise of any other outstanding warrants or options of the Company, Kondrat would own approximately 26.88% of the outstanding common shares of the Company on a partially diluted basis (this interest was 46.33% prior to the completion of the Transactions). For the purposes of National Instrument 62-103 early warning reporting, 25,000,000 common shares of the Company were disposed of by Kondrat pursuant to the terms of the Share Exchange. The remaining common shares of the Company held by Kondrat are so held for investment purposes and Kondrat may, from time to time, acquire additional securities of the Company or dispose of such securities as he may deem appropriate. A copy of the applicable early warning report of Kondrat will be filed under the Company’s profile on SEDAR at www.sedar.com.

Kondrat’s participation in the Additional Placement constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 (“MI 61-101”), as Kondrat (who is Chief Executive Officer, President and a director of the Company) is an insider of the Company. MI 61-101 requires a formal valuation and minority shareholder approval unless an exemption is available. The Company is relying on the exemption from the requirement to obtain a formal valuation for Kondrat’s participation in the Additional Placement set forth in Section 5.5(a) of MI 61-101 and on the exemption from the requirement to obtain minority shareholder approval for Kondrat’s participation in the Additional Placement set forth in Section 5.7(1)(a) of MI 61-101. These exemptions are available as the fair market value of the consideration with respect to Kondrat’s participation in the Additional Placement does not exceed 25% of the Company’s market capitalization.

About Resolute Mining Limited
Resolute Mining Limited (ASX: RSG) is an ASX-listed gold miner with more than 25 years of continuous gold production. Resolute is an experienced explorer, developer, and operator, having operated nine gold mines across Australia and Africa which have produced 8 million ounces of gold. Resolute currently operates two mines, the Syama Gold Mine in Africa and the Ravenswood Gold Mine in Australia, and is also the owner of the Bibiani Gold Mine in Ghana.

About Loncor Resources Inc.
Loncor is a Canadian gold exploration company focused on two projects in the DRC - the Ngayu and North Kivu projects. The Company holds exploration permits covering 1,696 km2 of the Ngayu Archaean greenstone belt in Tshopo province in the northeast DRC and is its main focus. The Company also controls exploration permits covering an area of approximately 13,000 km2 in North Kivu province. Both projects have historic gold production.

Loncor has been working with one of Africa’s most successful gold mining companies, Randgold Resources (Nasdaq: GOLD), in its Ngayu Joint Venture whereby Randgold earns 65% to manage and sole fund an exploration program including delivery of a pre-feasibility study on any gold discovery that would meet Randgold’s investment criteria (reference is made to Loncor’s May 18, 2017 press release).

Additional information with respect to the Company's projects can be found on the Company's website at www.loncor.com.

Cautionary Note Concerning Forward-Looking Information
This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements relating to future exploration and potential gold discoveries) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2018 filed on SEDAR at www.sedar.com. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com, or contact: Arnold Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 361 2510.